                                UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                            (Amendment No.      )*

                           WESPAC INVESTORS TRUST III
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                                (Name of Issuer)


                 Shares of beneficial interest, no par value
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                        (Title of Class of Securities)


                                  95103-21-01
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                                 (CUSIP Number)

                                Terry Shumate
                         Nevada Sea Investments, Inc.
                        10670 North Central Expressway
                             Dallas, Texas 75231
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 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)


                                June 27, 1995
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            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D

CUSIP NO. 95103-21-01                                      PAGE 2  OF 4 PAGES



--------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Nevada Sea Investments, Inc.
         75-2604949

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 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [ ]
                                                                        (b) [ ]

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 3    SEC USE ONLY



--------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*

         WC

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 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                    [ ]



--------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

         NEVADA

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                               7     SOLE VOTING POWER

          NUMBER OF                      5,724,692

           SHARES              -------------------------------------------------
                               8     SHARED VOTING POWER
        BENEFICIALLY
                                         0
          OWNED BY
                               ------------------------------------------------
            EACH               9     SOLE DISPOSITIVE POWER

          REPORTING                      5,724,692

           PERSON              ------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
            WITH


-------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         5,724,692

--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            [ ]



--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         Approximately 49%

--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

         CO

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                     *SEE INSTRUCTION BEFORE FILLING OUT!
        INCLUDED BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND SIGNATURE ATTESTATION.

ITEM 1.         SECURITY AND ISSUER.

        This statement relates to shares of beneficial interest, no par value ("Shares") of Wespac Investors Trust III, a California real estate investment trust (the "Issuer"), with principal executive offices at West 4301 Sunset Highway, Spokane, WA 99204.

ITEM 2.         IDENTITY AND BACKGROUND.

        This statement is filed with respect to an option agreement which has been entered into which provides upon exercise for the acquisition of 5,724,692 Shares (the "Option") by Nevada Sea Investments, Inc., a Nevada corporation ("NSI"). NSI's principal office is at 10670 North Central Expressway, Dallas, Texas 75231. HSI's principal business is investment in real estate.

     (d)        None.
     (e)        None.

ITEM 3.         SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION.

        The funds used to acquire the securities will come from HSI's working capital. NSI has agreed to pay $450,000 to Medical Resource Companies of America ("MRA") on or before July 27, 1995 as a fee for receiving the Option which grants NSI the right to acquire the 5,724,692 Shares. In addition, NSI must pay an additional $10.00 to MRA upon its exercise of the Option.

ITEM 4.         PURPOSE OF TRANSACTION.

        The purpose of the acquisition of the Option is to provide NSI with the ability to purchase the securities of the Issuer and thereby acquire the prior equity position of a company that has proposed a Plan of Reorganization in the Issuer's bankruptcy proceeding. NSI intends to assume day to day operating control and management of the Issuer and to attempt to resolve the bankruptcy proceeding by proposing and effecting a successful Plan of Reorganization. NSI has also obtained an option to acquire a claim from MRA which would make NSI a substantial creditor of the Issuer and therefore, NSI seeks to protect its potential interest as a creditor.

        Other than as set out herein, NSI has no current plans or proposals which relate or would result in any of the matters listed in Items 4(a) through 4(j), inclusive, of Schedule 13D.

ITEM 5.         INTEREST IN SECURITIES OF THE ISSUER.

        (a) NSI does not own any Shares of record. However, pursuant to the Option, NSI has the right to vote 5,724,692 Shares and receive any dividends relating to such Shares and therefore can be deemed to have beneficial ownership of the 5,724,692 Shares subject to the Option. Such Shares represent approximately 49% of the total Shares outstanding. The exact number of Shares outstanding is unknown.

        (b) Pursuant to the Option, the undersigned has sole power to vote 5,724,692 Shares and, upon exercise of the Option prior to July 27, 1995, NSE will have sole power to dispose of 5,724,692 Shares.

        (c)     Not applicable.

        (d)     Not applicable.

        (e)     Not applicable.

ITEM 6. CONTRACT, ARRANGEMENT, UNDERSTANDINGS AND RELATIONSHIP WITH RESPECT TO SECURITIES OF THE ISSUER.

        None other than described in Item 5.

ITEM 7.         MATERIAL TO BE FILED AS EXHIBITS.

        Option Agreement dated as of June 27, 1995 between Medical Resource Companies of America and Nevada Sea Investments, Inc.



                                  SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        NEVADA SEA INVESTMENTS, INC.


                                By: /s/ F. TERRY SHUMATE
                                    -------------------------------
                                    F. Terry Shumate, President




Dated: July 21, 1995

                                   EXHIBIT
                                    INDEX

Exhibit
Number                           Description
------                           -----------
 99.1                          Option Agreement

                                                                    EXHIBIT 99.1




                               OPTION AGREEMENT

        That for and in consideration of four hundred fifty thousand and NO/100 Dollars ($450,000.00) (the "Option Fee"), Medical Resource Companies of America, a Nevada corporation, located at 4265 Kellway Circle, Addison, TX 75248, hereinafter referred to as Optionor, hereby grants to Nevada Sea Investments, Inc., a Nevada corporation, located at 10670 North Central Expressway, Suite 600, Dallas, TX 75231, hereinafter referred to as Optionee, and Optionee's successors and assigns, an exclusive right and option (the "Option") to purchase all of the shares of beneficial interest of Wespac Investors Trust III ("Wespac") acquired by Optionor from S.A. Zimco Management, PLC, (the "Shares") consisting of 5,724,692 shares of beneficial interest. This Option is in addition to the agreement between the parties regarding a claim in the bankruptcy of Wespac. The Option Fee of four hundred fifty thousand and NO/100 Dollars ($450,000.00) is unconditionally payable by Optionee on or before July 27, 1995, and shall be paid to Optionor at 4265 Kellway Circle, Addison, TX 75248, or such other place or places as Optionor may from time to time designate by notice in writing. If Optionee fails to pay the Option Fee on or before July 27, 1995, this Option will automatically expire, however, the Option Fee will still be payable.

                                Option Period

1. Upon the payment of the Option Fee, this Option is irrevocable for a period of seven years from the date hereof and will expire on June 26, 2002, without notice to Optionee, unless terminated earlier pursuant to paragraph 3 of this Option.

                                Exercise Price

2. The exercise price shall be four hundred fifty thousand ten and NO/100 Dollars ($450,010.00) plus the assumption, with a full release of Optionor, if reasonably possible, of any and all obligations of Optionor, and any related entities, relating to the Shares, and such exercise price shall be paid upon the transfer of the Shares. The Option Fee payment of $450,000 shall be applied against the exercise price.

                               Future Expenses

3. In addition, in order for this Option to continue in effect, but only if this Option has not otherwise been exercised, Optionee shall pay to Optionor, within thirty (30) days after written request, all of Optionor's future contributions and expenses relating to the Shares, specifically including, but not limited to, travel, printing, telephone, legal expense, and capital contributions to Wespac pursuant to Optionor's plan of reorganization for the Wespac bankruptcy proceeding (the "Future Expenses"). If Optionee fails to pay this monthly option fee within thirty (30) days after receipt by Optionor of a written notice of such default at the address indicated above, this Option will automatically expire.

                          Forfeiture of Consideration

        4. If Optionee fails to exercise this Option before its expiration, the consideration paid herein shall be retained by Optionor.

                          Notice of Option's Exercise

        5. Optionee's election to exercise this Option shall be by execution and delivery to Optionor of written notice at the address indicated above and good funds in the amount of the exercise price on or before the expiration date hereof. Upon delivery of said notice, Optionor shall forthwith deliver the Shares to Optionee as soon as reasonably practical and in no case later than fourteen (14) days thereafter.

                                 Binding Effect

        6. This Option shall be binding on Optionor, and Optionor's heirs, successors, and assigns, and shall inure to the benefit of Optionee, and Optionee's heirs, successors, and assigns.

                           Waiver Must Be In Writing

        7. The failure of Optionor to insist on the full performance of any provision of this Option by Optionee shall not constitute a waiver of performance unless the Optionor declares in a writing signed by it that it is waiving such performance. The waiver of any breach under this Option, unless declared in writing, shall not be a continuing waiver or a waiver of any subsequent breach of the same or another provision of this Option.

                              Beneficial Ownership

        8. Optionee shall be deemed to have beneficial ownership of the Shares including, but not limited to, voting power and the right to receive dividends, if any, so long as the Optionee has not defaulted under this Option and this Option remains outstanding.

        Effective June 27, 1995, at Dallas County, Texas.

                                        OPTIONOR:
                                        Medical Resource Companies of
                                        America


                                        /s/ JAMES R. GILLEY
                                        ----------------------------------
                                        James R. Gilley
                                        President

                                        OPTIONEE:
                                        Nevada Sea Investments, Inc.


                                        /s/ F. TERRY SHUMATE
                                        ---------------------------------
                                        F. Terry Shumate
                                        President